

11016571

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-47006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 29 2011

Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2010__ AND ENDING __DECEMBER 31, 2010__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

UNIVEST SECURITIES, INC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 West 38th Street - Suite 238
                                                                   (No. and Street)

NEW YORK   NEW YORK   10018
        (City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T REMUS, CPA   (609) 540-1751
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555   Hamilton Square   NJ   08690
(Address)   (City)   (state)   Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I _____ Ying Cui _____ swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of _Univest Securities, Inc._____ as

of_December 31_____20__10____, are true and correct. I further swear (or
affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
        solidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Univest Securities, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2010

UNIVEST SECURITIES, INC.

FINANCIAL HIGHLIGHTS
December 31, 2010

		2010
NET LOSS	$	(124,736)
NET WORTH		917,072
CASH AND CASH EQUIVALENTS		737,425
CURRENT RATIO	3.65 :	1.0

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

Stockholders
Univest Securities, Inc.

I have audited the accompanying statement of financial condition of Univest Securities, Inc. (an S Corporation) as of December 31, 2010, and the related statement of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 25, 2011

UNIVEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current Assets

Cash and cash equivalents	$	687,397
Commission receivable		34,738
Marketable Securities, at fair value		207,386
Other receivable		8,023
Total Current Assets		937,544

Property and Equipment

Property	200,000
Furniture & fixtures	14,170
Automobiles	27,300
Computer equipment	67,748
	309,218
Less: Accumulated depreciation	(132,088)
	177,130

Other Assets

Restricted cash	50,028
Security deposit	9,600

Total Assets	$	1,174,302

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable & accrued expenses	$	59,690
Securities sold short, at fair value		192,240
Deposit		5,300
Total Current Liabilities		257,230

Total Liabilities	257,230

Stockholders' Equity

Common stock, no par, Authorized 200 shares, 200 shares issued and outstanding	232,500
Additional Paid-in Capital	809,308
Accumulated other comprehensive (deficit)	(68,538)
Retained earnings (deficit)	(56,198)
	917,072

Total Liabilities and Stockholders' Equity	$	1,174,302

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES

Commissions	$	537,307
Rental income		28,355
Dividends		1,910
Realized loss on trading securities		(88,207)
		479,365

OPERATING EXPENSES

Wages	120,026
Rent	33,583
Brokerage fees & related expenses	58,666
Consulting & professional fees	106,923
Commissions	130,916
Insurance	20,954
Utilities	12,352
Payroll & other taxes	15,605
General & administrative	36,794
Depreciation expense	8,774
	544,593

Loss From Operations	(65,228)

Other Comprehensive Income (Loss)

Unrealized loss on trading securities	(59,508)

Net Loss	$	(124,736)

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2009	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2010	$	-

See accompanying notes.

UNIVEST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Deficit)	Retained Earnings (Deficit)	Total
	Number of Shares	Amount				
Balance at December 31, 2009	200	$ 232,500	$ 809,308	$ (9,030)	$ 86,365	$ 1,119,143
Current year activity		-	-	(59,508)	-	(59,508)
Loss from operations		-	-	-	(65,228)	(65,228)
Distributions to shareholders		-	-	-	(77,335)	(77,335)
Balance at December 31, 2010	200	$ 232,500	$ 809,308	$ (68,538)	$ (56,198)	$ 917,072

See accompanying notes.

UNIVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(124,736)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		8,774
Unrealized loss on investments		59,508
(Increase) Decrease in:		
Receivables		(10,950)
Increase (Decrease) in:		
Accounts payable and accrued expenses		28,697
Deposit payable		(850)
Net cash used by operating activities		(39,557)
Cash Flows From Investing Activities		
Securities transactions, net		110,277
Net cash provided by investing activities		110,277
Cash Flows From Financing Activities		
Distribution to shareholders		(77,335)
Net cash used by financing activities		(77,335)
Net decrease in cash		(6,615)
Cash and cash equivalents at Beginning of Year		744,040
Cash and cash equivalents at End of Year	$	737,425
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

See accompanying notes.

Note 1.   NATURE OF BUSINESS

Univest Securities, Inc. (the Company) was organized in the State of New York In November, 1993. The Company is an introducing broker-dealer and is registered with FINRA.

Note 2.   SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. However, the Company is liable for New York State minimum tax and New York City tax.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2010 and believes they are all collectible. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from commission income when earned, that is when the trade has been completed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Organization has evaluated subsequent events through March 25, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130")as amended, that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income.

Note 3.   Marketable Securities Available-for-Sale:

Investments are presented in the financial statements at fair value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

Note 3.   Marketable Securities - Available-for-Sale Continued

Available-for-sale investments as of December 31, 2010 were as follows:

Level One Input	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Equity Securities	$ 265,769	$ 9,969	$ (68,451)	$ 207,386
Stock Options Sold Short	(202,296)	13,151	(23,207)	(192,240)
Total Available for Sale Investments	$ 63,473	$ 23,120	$ (91,658)	$ 15,146

As of December 31, 2010 $34,522 of the $91,658 gross unrealized losses were related to securities that had been in a continuous loss position for 12 months or more.

Note 4.   Concentrations and Economic Dependency:

Financial instruments that potentially subject the Company to credit risk consist principally of cash. Cash exceeding federally insured limits at financial institutions totaled $428,215. at December 31, 2010.

A significant amount of the Company's revenues are derived from commissions on securities transactions.

Note 5.   Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $623,681., which was $523,681. in excess of its required minimum net capital of $100,000. The Company's net capital ratio was .41 to 1.

Note 6.   Fair Value of Financial Instruments:

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 7.   Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
<u>Internal Accounting Control</u>

Stockholders
Univest Securities, Inc.

I have audited the financial statements of Univest Securities, Inc. as of December 31, 2010 and have issued my report thereon dated March 25, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 25, 2011

UNIVEST SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, Univest Securities, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2010 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. Univest Securities, Inc. clears on a fully disclosed basis, and possession and control is handled through Penson Financial Services, Inc. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 is $100,000..

UNIVEST SECURITIES, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

NET CAPITAL

Common stock	$	232,500
Additional Paid-In Capital		809,308
Accumulated other comprehensive (deficit)		(64,938)
Retained earnings (deficit)		(59,798)
Total Credits		917,072

Debits

Receivables to non-customers		-
Property & equipment less accumulated depreciation		177,130
Other non-allowable		9,917
Haircuts - securities		76,105
- undue concentration		30,239
Total Debits		293,391
NET CAPITAL	$	623,681

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		17,132
Minimum capital requirement		100,000
Net capital in excess of requirements	$	523,681
Ratio of Aggregate Indebtedness to Net Capital		.41 to 1

See accompanying notes.

UNIVEST SECURITIES, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	623,681
Net Capital, per above		623,681
Difference	$	-

See accompanying notes.

UNIVEST SECURITIES, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	59,690
Short option	$	192,240
Deposit	$	5,300
Total Aggregate Indebtedness	$	257,230

See accompanying notes.

UNIVEST SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Univest Securities, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

UNIVEST SECURITIES, INC.

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Univest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Univest Securities Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Univest Securities Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 25, 2011

UNIVEST SECURITIES, INC.
SIPC Transitional Assessment Reconcilaition
Decenber 31, 2010

General Assessment Calculation

Total Revenue	$	567,572
Revenue exempt from assessment		(225,766)
		341,806
Rate		0.0025
General Assessment Due		854.52
Less Payments: SIPC 6		(420.49)
Plus: Interest		
Remaining Assessment Due		434.03
Paid with SIPC 7		(434.03)
Balance Due	$	(0.00)